Filed by Mylan Laboratories Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: King Pharmaceuticals, Inc.
Commission File No.: 0-24425

     This filing relates to a planned acquisition by Mylan Laboratories Inc. (“Mylan”) of King Pharmaceuticals, Inc. (“King”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 23, 2004 (the “Merger Agreement”), by and among Mylan, Summit Merger Corporation (a wholly-owned subsidiary of Mylan) and King. The Merger Agreement is on file with the U.S. Securities and Exchange Commission as an exhibit to the joint proxy statement/prospectus on Form S-4 filed by Mylan on September 3, 2004, and is incorporated by reference into this filing.

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Conference Call Transcript
Mylan Laboratories Inc.
Q2 Fiscal 2005 Earnings Conference Call
Moderator: Patricia Sunseri
October 28, 2004 (10:00 a.m.)

Operator: Good day everyone, and welcome to this Mylan Laboratories fiscal second quarter 2005 results conference call. This call is being recorded.

At this time, I would like to turn the call over to Miss Patricia Sunseri, Senior Vice President. Please go ahead, ma’am.

Patricia Sunseri: Good morning, everyone. Welcome to Mylan’s fiscal 2005, second quarter earnings call. Participating in the call today are Robert J. Coury, our Vice Chairman and Chief Executive Officer; Lou DeBone, President and Chief Operating Officer; Ed Borkowski, Chief Financial Officer; John O’Donnell, Chief Scientific Officer; Mike Marquard, President of Mylan Bertek; and Gary Sphar, Vice President and Corporate Controller.

This morning, Robert Coury will provide comments related to our business, followed by a brief review by Ed Borkowski on the financial highlights of the second quarter, and a revised fiscal 2005 earnings guidance. Following these comments, we will open the call up for your questions. To ensure that everyone is provided an opportunity to pose their question, we ask that you limit your questions to two per caller.

As a reminder, today’s conference call will contain forward-looking statements, including with regard to our anticipated business activity level, revenues and margins, our planned acquisition of King, and other statements regarding our expectations for future periods. In addition, we may be addressing these and other topics in the question-and-answer session that follows prepared remarks. These statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Because these statements inherently involve risks and uncertainties, our actual future results may differ materially from those expressed or implied by such forward-looking statements.

Factors that could cause or contribute to such differences include, but are not limited to, the risk factors in item one of our annual report on Form 10-K, for the year ended March 31st, 2004, and in our periodic filings on Form 10-Q. We encourage you to familiarize yourself with these risk factors. You may access our Form 10-K and other periodic reports through the Web site of the Securities and Exchange Commission at: www.sec.gov.

Earlier this morning, Mylan issued a press release, which contained second quarter and first half results for fiscal year 2005, as well as earnings guidance for fiscal 2005. The press release is available on our Web site at: www.mylan.com. Additionally, we are conducting a live Webcast of this call, which will be available on our Web site, after the conclusion of today’s call, for up to seven days.

This morning’s call is being recorded. Please note that the material in today’s call, with the exception of the participant questions, is the property of Mylan Laboratories Inc., and cannot be recorded or rebroadcast without Mylan’s express, written permission.

And now, I would like to turn the call over to Mr. Coury, our Vice Chairman and CEO.

Robert Coury: Thank you, Patricia. Good morning, everyone. Thank you for joining us this morning to discuss our financial results for the second quarter of fiscal 2005. On behalf of the Mylan management team, we would like to thank all of our employees for their continued hard work and dedication.

Before I discuss our second quarter results, I would like to address certain disclosures, and the King Pharmaceuticals earnings release related to returns reserves, which King indicated could lead to a restatement of its financial statements.

We announced in our press release that we are currently assessing this information. Although a restatement would result in the failure to satisfy conditions at close, pending the Mylan-King transaction, the company has made no decisions, in an attempt to evaluate this issue as additional information becomes available.

In light of the King disclosures, however, Mylan has postponed its previously announced investor presentation, Webcast, and road show, scheduled for November 1st. We will update investors and reschedule when appropriate.

While we understand that you may have a number of questions related this morning to the disclosures of King, we are limited in what we can say and discuss today; therefore,

we request that you focus your questions on the Mylan quarterly results that we have presented today.

Now, I would like to review our second quarter results announced this morning. Net revenues for the quarter were $307 million with net earnings of $48.7 million and earnings per diluted share of 18 cents. As we stated in our press release on October 21st, as well as in previous press releases or other public disclosures, our current quarter earnings have been negatively impacted by a number of factors. These include additional entrants into the omeprazole market since the time of our launch; the emergence of competition in carbidopa/levodopa market; and the launch of the authorized generic for nitrofurantoin during our 180-day exclusivity period; the delay in the launch of our fentanyl product and the regulatory actions surrounding levothyroxine sodium. The quarter was also negatively impacted by the lack of new significant product launches.

As you know, the most significant impact was the delay of our expected July 2004 launch of our fentanyl transdermal product, which was delayed as a result of the legal and regulatory actions in June of 2004.

The effect of these decisions — coupled with further regulatory actions — led us to suspend our previously issued guidance. Due to greater clarity resulting from regulatory and other legal rulings — as well as management’s commitment to providing guidance to the market — we have issued revised earnings guidance for fiscal 2005, between 80 and 90 cents per diluted share, including net gains on legal settlements in the first quarter of fiscal 2005, which amount to net of tax to six cents per diluted share. This guidance assumes a January 24, 2005, launch of fentanyl, with at least one competitor in the marketplace.

These recent setbacks in our generic business solidify our commitment to pursuing full and fair implementation of the Hatch Waxman legislation, and ensuring access to low cost pharmaceuticals. We remain as committed as ever in maintaining our leadership position within the generics industry.

Generics remain a strong and viable business, which will continue to be a cornerstone of the healthcare industry in our country and our company. We continue to invest heavily in our research and development, as evidenced by the growing number of applications that we have before the FDA.

With respect to our generic pipeline, we currently have 41 applications pending before the FDA, representing approximately $29 billion in brand sales. Ten of these are potential first to file opportunities, which represent approximately nine billion in calendar year 2004 brand sales.

In addition to our current FDA filings, we have more than 140 products in development. We have been and will continue to invest in our world-class manufacturing capabilities, and when completed, we will have more than doubled our manufacturing capacity.

While we continue to strive to execute our long-standing strategy of establishing a well-balanced pharmaceutical company, we have not and will never lose sight of our existing core generics business, which has brought us here where we are today. We will continue to invest in and protect our generic segment, and are committed to executing on our strategy of balancing this business with a sustainable brand franchise. We continue to be extremely excited about our future.

I would not like to turn the call over to our Chief Financial Officer, Ed Borkowski.

Ed Borkowski: Thank you, Robert, and good morning. Earlier today, we reported second quarter and first half financial results for fiscal 2005. Our financial results for the quarter were significantly impacted by the factors Robert just mentioned.

Net revenues for the second quarter were $307 million, a decrease of $53.1 million from the prior year second quarter. The decrease in net revenues is primarily due to lower sales for the generic segment. Generic revenues were down 17 percent, or $52 million. The decline is primarily due to lower sales of omeprazole and carbidopa/levodopa, both of which decreased as a result of additional generic competition. The prior year results included net revenues of $68.6 million, from the launch of new products — largely omeprazole — which was successfully launched in August of 2003. In comparison, new products for the second quarter of fiscal 2004 were $9.9 million. Net revenues for the brand segment were relatively flat, with a decrease of two percent or 1.1 million.

Net earnings were $48.7 million, a decrease of $42.6 million from the second quarter of fiscal 2004, while earnings per diluted share were 18 cents, compared to 33 cents in the same prior year period. The decrease in net earnings and diluted earnings per share were primarily due to the decreased sales, and gross profit for the generic segment, as I just discussed.

Additionally, G&A expenses increased, primarily related to costs associated with the planned acquisition of King, as well as increased spending on IT as we initiate an ERP program.

Selling and marketing expenses for the brand segment increased as well, primarily related to costs incurred from nebivolol and launch costs for Apokyn.

Other income was lower in the second quarter of fiscal year 2005, compared to the prior year period. In fiscal 2004, other income included a $5 million gain on the sale of an office building.

For the first six months, net revenues were $646 million, a decrease of 45.5 million from the same prior year period. Net earnings decreased to $130.7 million and 48 cents per share respectively. The decreases for the first half are due primarily to the items I noted for the second quarter decline. In addition, the first six months results for fiscal 2005 included net gains on legal settlements, which amounted — net of tax — to approximately six cents per diluted share. This compares to five cents per diluted share, attributable to gains on legal settlements in the first six months of fiscal 2004.

The generic segment net revenues for the quarter decreased to $247.5 million, from $299.5 million for the same prior year period. Gross profit for the quarter decreased as well from $169.2 million to $121.1 million, and gross margins decreased 56.5 to 48.9 percent. Again, the decreases are primarily due to lower sales of omeprazole and carbidopa/levodopa.

Earnings from operations decreased to $113.7 million, as a result of the decrease in gross profit, and an increase in operational expenses of $3.5 million, primarily related to increased R&D expenditures, as Mylan continues to invest in its scientific platform. For the six-month period, the generic segments net revenues, gross profit and operating income decreased seven percent, 16 percent and 31 percent, respectively, due primarily to the lower sales on the products previously mentioned.

The brand segments net revenues for the second quarter were $59.4 million, a decrease of $1.1 million from the prior year. The decrease is principally the result of increased competition on the products in the branded portfolio, primarily Acticin and Digitek, offset in part by an increase in Amnesteem.

Gross profit for the brand segment decreased 11 percent to $34.2 million, and gross margins decreased from 64 percent to 58 percent. The decrease in gross profit and gross margin were primarily the result of the additional competition on certain products that I just mentioned.

Earnings from operations for the brand segment were $8.4 million, compared to $11.7 million in the same prior year period. This decrease is a result of lower gross profit and increased selling and marketing expenses, partially offset by lower R&D costs. The decrease in R&D was a result of completion of clinical studies related to nebivolol, for which an NDA was filed on April 30th, 2004. The increase in selling and marketing expenses is primarily due to pre-marketing activities for nebivolol and launch expense for Apokyn.

For the six-month period, net revenues and gross profit decreased four and three percent respectively, primarily due to increased competition on the portfolio products, including Amnesteem. Operated income increased 15 percent — or $3.2 million — primarily as lower overall operating expenses offset the lower gross profit on decreased sales. The lower operating expenses for the first half were due to lower R&D spending on nebivolol, offset in part by increased marketing expenses related to nebivolol and Apokyn.

Corporate expenses for the second quarter of fiscal 2005 were $30.5 million compared to $24.7 million in the same prior year period. The increase was primarily due to costs associated with the planned King acquisition and increased IT-related expenditures.

Other income for the second quarter and six-month period was $1.9 million and $2.6 million respectively, compared to $7.4 million and $10.5 million in the same prior year periods. Included in both, the prior year periods were a gain of $5 million on the sale of an office building.

As disclosed in our press release — and as Robert discussed — our revised guidance of 80 cents to 90 cents per share includes our previously recorded litigation settlement as well as including a January 2005 launch of fentanyl, assuming one competitor. We believe this is a range that reflects the number of risks inherent in our business and the generic industry as a whole.

This concludes my prepared remarks, and I’ll turn it back over to Patricia.

Patricia Sunseri: We will now open it up to your questions, ladies and gentlemen.

Operator: Thank you. The question-and-answer session will be conducted electronically. If you would like to ask a question, please press star one on your touchtone telephone. If you are using a speakerphone, please make sure your mute function is turned off, to allow your signal to reach our equipment. Please limit yourself to two questions. Once again, it is star one if you would like to ask a question, and we’ll pause for just a moment.

We’ll take the first question today from Gregg Gilbert, Merrill Lynch.

Gregg Gilbert: Thanks. I have two questions. First, for Robert: since merger-related questions are off limits, let me ask you a question about your stand-alone outlook. I know you haven’t provided guidance — you know — longer-term guidance, but conceptually, should we expect sales and earnings over the next year or two to be flat, down or up? And my second question is on Duragesic. In addition to the July 28th petition that was filed by someone, we noticed that another was filed on Tuesday. Just wanted to know if you’ve considered the possibility of a delay into fiscal ‘06 in your fiscal ‘05 guidance of 80 to 90 cents?

Robert Coury: Thanks, Gregg. Let me take the second question first. By it, you’re saying that, Gregg, the same — I consider the first citizen’s petition — I have not really read the second one, just got notice one was filed just recently. But the first one — if you’ve read it — to me, it’s just nothing more than a nuisance and another delay tactic, because to me, the FDA has — and their whole staff and the whole division that has reviewed our application — has approved our application. And I would be absolutely shocked if one man out in the state of California, you know, has demonstrated that he knows more than the whole FDA staff that has approved our application in the first place. So again, it’s — to us — more of a nuisance citizen’s petition than anything that we consider to have any credibility.

I have not reviewed the other two citizen’s petitions, but I can’t help but think of it to be more of the same, and a continuation of what’s happening in the generic industry when people try to protect their franchise.

As far as your first question on guidance, obviously, you know, we are prepared to come forward. Until I have a chance to review the — you know — the additional information I requested from King, I think that I would rather reserve and what we’re going to come forward with in terms of guidance for the — for Mylan on a stand-alone business.

Operator: We’ll take the next question today from Corey Davis, JP Morgan.

Corey Davis: Thanks. I also have two questions. And I’ll — I guess I’ll ask the first one. It’s not really merger related, but kind of — and that is, if King does restate their earnings are — what does it say in the contract? Does that mean the deal is off period, or that you, Mylan, have the option to reconsider whether or not the deal is off?

Robert Coury: Yes, I will take this question because I know it’s very important for everybody; but let me just use this one question as an opportunity to tell you our position right now in terms of our thinking of the merger and where we stand today.

You know, to me, if you take a look at the merger agreement, I think it speaks for itself. We have — and I think that the merger agreement is a testament to the very, very strong advisors and internal people we’ve used in terms of the due diligence. Everything that we were able to wrap our arms around and encapsulate was all covered under the material adverse event clause and the knowledge-based clause within the MAE. There were three areas that we carved out. One was their inability to sell to a government agency; two was any criminal-related issues; and three was a restatement. And I think that — to us — nothing has changed in terms of the strategy. Nothing has changed in terms of our commitment to achieve our objective within this merger. I don’t have enough information yet. I believe what King stated is that this could lead to a material, or this could lead to a restatement. Until I have such information and the additional questions that I’ve asked answered, I’m not really in a position to say what Mylan and how Mylan would handle it. However, to your pointed question, it is Mylan’s option at that point. That is an out in the contract.

Corey Davis: OK. And second question, switching gears a little bit, because now with the November first call off, you’re leaving us hanging on the nebivolol. So I’m going to ask you up front: What are your plans to develop it for a heart failure indication, and do you think you can use that Menarini senior study as a basis for approval? Would you be willing to delay the launch by the extra maybe six months it would take the FDA to review an amendment to that NDA for heart failure?

Robert Coury: First of all, I think that the report that you just put out is a pretty damn good report, I have to tell you. But we have no intention whether the — you know — we are very anxious to reschedule this investor road show, and regardless of — again — what happens with King — and I am extremely confident that we will be able to deal with whatever issue is thrown our way in terms of the King. We fully intend on coming forth with a nebivolol road show. We still — we promised that to the investors prior to us even announcing the King transaction. We intend on fulfilling that promise one way or the other. But I don’t want to put the cart before the horse.

Again, we view what is going on in King — quite frankly — very, very positive. And the reason why we have a very positive view of what’s going on is because they’ve made a commitment to us. We’ve stated to them about absolutely insistence of their ability to clean their act up. And I think that that management team and that board have made a commitment to do just that. They are not hindering anybody internally or externally. I think that the new team that comes in from the outside audit firm — I think that they are doing a good job and trying to be as objective as they need to be. And to us, this is all part and parcel of separating the King assets and what we can do with the King assets going forward from all these prior issues. I don’t believe that any of the issues that are even being raised now have anything to do with the business going forward. This is all — again — part and parcel of King in the past, and we very, very much look forward to getting more information on this so we can deal with it appropriately and come back to all of you with both the investor road show and the show-around, and the presentation around our nebivolol opportunity.

Operator: Up next we have David Buck, Buckingham Research.

David Buck: Yes, good morning. Thanks for taking the question. First one, on the generic business: Could you give us the details that you normally do on volume, price and mix for the quarter? You know, what volume growth might have been, what pricing might have been?

Robert Coury: Lou, Eddy?

Lou DeBone: The volume growth was approximately six percent, David.

David Buck: OK. And the — just on nebivolol developments: Robert, do you have or have you looked at any plan B at all in terms of alternate strategies if the King deal does not happen because there is a restatement? You know, what’s been talked about? I know that you’re committed — you’ve been committed to the deal, but what have you looked at in terms of marketing partnership, et cetera?

Robert Coury: David, thank you for the question. Plan A, B and C has obviously been looked at even well prior — before even approaching King. And so obviously, yes, without plan A, B or C, you would never be able to have a discussion about what is optimum in terms for the Mylan shareholder, in order to maximize this asset. I’m not in a position right now to discuss what the plan B or C is. Certainly, I’m staying focused on A. I still believe that A is the most viable option for our shareholders, for our company, for our future. And again, I am looking forward to getting my questions answered so that I can sit down, assess this with my internal and external team, and decide what we do from there. But there’s nothing that’s going to change the focus of this company in executing on A. And at the appropriate time, David, I will come forward and — if I need plan B or C.

Operator: Rich Silver of Lehman Brothers is up next.

Rich Silver: Yes, Robert — I’m sorry, back to nebivolol. So, are you saying that the negating item for — sort of, the more detailed discussion of the nebivolol opportunity is really better understanding the King situation and — you know — what their financial situation is? And you would not actually go ahead and spend more time explaining the opportunity absent some clarity on the King side?

Robert Coury: No, Rich. Let me clarify what you might have misheard. What I stated is, is that we made a commitment to come forth with an investor road show around nebivolol on a stand-alone basis, prior to us even announcing any activities with King, if you recall.

Rich Silver: Yes.

Robert Coury: And I — you know — this management team fully intends on making a nebivolol presentation with or without King. We fully anticipate to coming forth with a nebivolol presentation. But given the fact that the King announcement was made, it does not make sense to rally, both from a management’s time point of view and the investors’ time point of view, to get them together at two separate times. We were going to couple our presentation, you know, with what we had to say about King in our investor road show, and separately discuss nebivolol and the opportunity around nebivolol. Again, we are very, very confident that once I get the questions answered that I’ve requested from King and I have — and I’m able to assess and analyze that — which I expect and hope it’ll happen very rapidly — at the appropriate time, I — we will come forth and reschedule whatever investor road show we had teed up for Monday at the next appropriate time. And I fully expect that I — you know — we will be able to have a joint presentation still between a Mylan-King acquisition and nebivolol. And if for some reason that we don’t get there, then we still intend on coming forth with a full nebivolol presentation.

Rich Silver: And that would be no later than when?

Robert Coury: I wish I could tell you, but again, I don’t expect that this is going to take very long in terms of trying to assess what is it that we’re dealing with, in terms of I’ve asked specific questions I need to get answers to, and I will have to wait until I get those answers to respond to that, Rich.

Operator: We’ll now hear from Tim Chiang, Bleichroeder.

Tim Chiang: Hi, Robert. I had two questions: Did you go over the assumptions that you’re making for the timing of the Duragesic launch? And just remind me, how many competitors do you think will be in that market when you get approval as well?

Robert Coury: I still feel very, very strongly that there will be an authorized generic as a competitor. And that we have only, we were the only ones to have received an approval up to this day, and that everybody else is speaking. And I’m stunned a little bit that people can be so — you know — predict so well when they’re going to receive an FDA approval. You know? I think the only thing they can give you is a range of when they might think that they expect an FDA approval, but we were the only ones that have final approval. So I fully expect right now because of all the reasons I’ve recited many times, in terms of pure logistics and our program, how long it took to get our program through the FDA, which was two and a half years, we were the first generic transdermal, class two, compound approved, and I’m sure that, you know, the FDA, with our help, has gotten through a learning curve on the first generic.

I expect that a year’s time should be knocked off for the next competitors that come through. That still leaves 18 months. And according to my clock — you know — I don’t see another generic approval at least until the end of March and April, even though I hear out there that people are anticipating on it being there in January. Now I’m not going to speak for the FDA — as you all know, I can’t nor will I — but we fully expect that we’re going to be out there after the pediatric exclusivity, if not sooner, dependent upon the current appeal case that we presently are waiting to hear the results from. But we fully expect that at the latest we’re going to be out on January 24th, I believe it is, the day after the pediatric exclusivity expires.

Tim Chiang: Robert, just one follow up to that. I mean could you talk a little bit about manufacturing and also raw material? What are the challenges there that you see for other competitors as well as yourself?

Robert Coury: On any particular area or manufacturing in general? Because I didn’t know if you were making reference, Tim, for example, manufacturing on transdermals or just manufacturing in general?

Operator: Just one moment, sir, while we get his line back open.

Robert Coury: Lou, you want to try to respond to, even before he comes on?

Lou DeBone: Yes. If he’s speaking of transdermals and fentanyl specifically, the volume of manufacturing capabilities on a very, very difficult to manufacture product is well established that Mylan has the capacity and the capability to do that. Some of the other people who have spoken have not yet demonstrated that capability. But I would not want to minimize their potential of being able to do it. I would just say they haven’t demonstrated it. In addition to that, the raw materials situation has to do with DEA quota and, quite frankly, the ability for us to understand their exact position is between them and the DEA, and therefore I wouldn’t know what their exact position is.

Tim Chiang: OK, thanks.

Operator: We’ll take the next question today from Ian Sanderson, SG Cowen.

Ian Sanderson: Thanks for taking the question. Mine is on gross margin. The gross margin outlook for the balance of fiscal ‘05 and specifically, for the generic line was well below the recent performance in this quarter. And how much of that is impacted by your expanded manufacturing capacity and the carrying cost of that versus just the pricing issues that you alluded to? And secondly, of the 41 ANDAs they have pending, how many are currently tied up in patent litigation?

Ed Borkowski: Well, I guess first, Ian, the ...

Robert Coury: Well, let me just answer first on the gross margin. Ian, I would say that the gross margin for the rest of the base business is pretty much experiencing the same competitive pricing issues that we see on a, you know, on a normal cycle. I would say that there, I don’t see anything in the manufacturing. I do see the gross margins overall being affected. As you know, when you launch a first to file, which we were supposed to launch with fentanyl, the gross margins on that particularly product, especially the magnitude of that product, would definitely overall lift the gross margins of the overall business. When you have absence of that product I think you’re seeing that the gross margin’s being affected predominantly because of the — that first to file product, especially a product of that magnitude absent. And so, that’s what you’re seeing in the gross margin. Eddy, do you want to add anything to that?

Ed Borkowski: Yes. He had mentioned about the build up that we have in our manufacturing. That has no impact right now. That still is in progress and won’t be completed for another probably 18 months or so.

Robert Coury: And Lou, how many first-to files do we have in the ...

Lou DeBone: Ian, we currently have 10 first-to files, as we said in our opening remarks. And beyond that, we have not disclosed any other litigations.

Operator: We’ll take the next question from Michael Tong, Wachovia Securities.

Michael Tong: Hi. Just follow up, following up on the 10 potential first-to file. Out of those 10, do you count levaquin and Duragesic in there? And secondly, Robert, your previous comment about competitive pricing pressure, other companies are saying pricing is relatively stable, slightly down. Looking at your year-over-year margin, it’s down substantially. What’s different between Mylan and the other companies, or are you the ones telling the truth and all the other companies are lying?

Robert Coury: I mean, I don’t think there’s really any truth or lie on anyone’s front because — again — Michael, what you need to understand is that not every single company’s product portfolio is made up of the exact same products. Some companies focus — they have different product portfolios, so the, you know, there are many different ways to answer about pricing and the competitiveness. For example, our carbidopa/levodopa product — we had — there was no patent protection on that. We were out there on our own, before we just had competition. And of course you enjoy a better pricing metric on that particular product. But when you have competition, then you have a specific product within the product portfolio affected. And so I would say that overall, you know, other companies may not be experiencing the same pricing metrics or the same pricing pressure or the same competitive at the exact same time. So, you cannot — our comments about what is going on in the industry, Michael we’ll all be flushed out in a full cycle. You’ll see that the industry comments that I have been saying, in a full 12-month cycle — four quarters — that’s when every single company, I will tell you, will be on the same playing field. But who gets affect first, second or third all comes down to the particular products in one’s product portfolio. So, until this — you know — you go through a full cycle, you won’t be able to see throughout the industry — industry issues.

As far as the — my prior comment about our particular portfolio, one could only understand and can’t help but respect what a first to file status means to a generic company. Because if you think about a fentanyl launch and the size and magnitude of that particular compound and the gross margins of that particular compound compared to any other product, especially during the 180 exclusivity, you can understand why we feel so strongly and are continuing and will continue to fight these, what we call these authorized generics who come in and impede a generics company’s ability to enjoy the benefits of the work and risk that we have taken in terms of challenging these patents and what have you. So that’s really all my comments are is that the rest of the portfolio is experiencing the same pricing competitive issues that we have dealt with for the last 43 years.

Operator: Up next we’ll hear from Brian Lombardi, Dolphin Partners.

Brian Lombardi: Good morning. It certainly sounds like you’ve got a lot waiting on your determination of what’s going on with King, and I also realize that you don’t have all the information you need to make your decision, but I guess — what timeframe do you envision this process following?

Robert Coury: Well I — thank you for your question. I don’t think it’s in anyone’s best interest to drag this process out. I do think that — you know — I think all of you by now know our style here at Mylan, and you know that we will get to the issue as quickly — as swiftly as we can. I have to tell you that the King organization, their management team and their board are very, very cooperative. We have a very strong working relationship with them, and I am extremely confident that they are as sensitive as we are here at Mylan to be able to deal very quickly and bring to a conclusion one way or the other this issue so that we can continue on with the process.

Operator: We’ll take the next question today from Elliot Wilbur, CIBC World Markets.

Elliot Wilbur: Robert, just a follow-up on a question, your earlier comments on the authorized generic issue — I guess — just — can you share with us your optimism at this point that the industry is going to be able to get some sort of relief or remedy on that front, either through — you know — the federal district courts or on the anti-trust side?

Robert Coury: Yes, Elliot. Let me just tell you that I am, I feel very, very strong that this authorized generic is a fad. It’ll come. It’s here today. It’ll go. I do believe that we will get very strong legislative support to clarify this quote/unquote loophole that I don’t believe was intended by Congress, but simply as when Congress passes legislation, you have a bunch of lawyers that follow through and support the intent of the legislation that was passed by writing statutes. And in their language and the way they wrote the statute, we feel very strongly was not the intent. I think that we’ve already talked to some Congressional and Senate members who I think also feel very strongly that that was not their intent, and that I believe that they’re going to correct this situation, and that’s why we have not changed our game plan at Mylan by ramping up the number of ANDAs and the number of projects that we’re working on, because we believe very strongly that once this gets corrected, either through legislation — we also believe another opportunity to even correct it even quicker, which would be through the CMS. We think that CMS is in the process of reviewing their current policy because, as you know, the FDA defines the authorized generic as one thing, the CMS defines it as completely something else. And there needs to be — you know — continuity in how our government regulators view what an authorized generic is. You can’t on one hand say it’s a generic from one regulatory agency and on the other hand, call it a brand. So, I believe, quite frankly, that’s going to be the quickest fix to these authorized generics, and we view the correction of this issue, this authorized generics, this fad, as an absolute windfall for Mylan, and that is why we continue to work on a broad number of ANDAs and continue to focus on first-to file opportunities; and we will continue to bank them and work them through the system, and wait for this authorized generic to be dealt with by the appropriate authorities.

Operator: We’ll now hear from Summit Saigal, CS First Boston.

Summit Saigal: Hi, I just wanted to know what you expect in the S-4 and whether the timing for the record date still stands? Thank you.

Robert Coury: I don’t believe that — I don’t expect nor do I anticipate right now, any change in anything that currently stands. And I have no other comment on the Mylan-King, on that particular area.

Summit Saigal: Thank you.

Operator: Our next question today will come from David Maris.

David Maris: Two questions — first, just building off of what you were saying, Robert, on the authorized generic: So, Pfizer or J&J or another large drug company sees what you’re talking about and says, ‘well, we’ll start our own or we’ll put it out through Greenstone or whatever other avenue. So, how is that a windfall, just closing the loophole of other generics? Won’t it just attract bigger, more well capitalized competitors that actually don’t care if they’re making a heck of a lot of money off the generic? And then maybe, can you address on the financials the cap ex for the quarter, operating and free cash flow and DSOs? DSOs were especially high this quarter, highest in a couple of years. What’s going on there?

Robert Coury: OK, before, Eddy — you address that — let me talk about this authorized generic and what big-branded pharmaceutical companies are now bringing back to life — and I want to stress bringing back to life because they’ve tried this, David, as you know, in the past and have failed. And, but when you used the terminology if people just don’t care, or I think, you know, Rich Silver one time told me the scorched-earth policy syndrome. If a company has the attitude of the just-don’t-care or the scorched-earth-policy syndrome, yes, they can do whatever they want to do. I’m not so sure that serves their shareholders and their best interest, but if you take away the I-don’t-care or the scorched-earth policy, then I will tell you that if a brand company could compete with a generic company in the generic arena, they would have done it many — they actually tried and failed, and they would have never stopped and let it go and passed. They can’t compete with the generic company, David, simply because — you know — how many products do they have in their portfolio? Five, six, seven? We have 140 products in our portfolio and continue to expand the number of products in the portfolio. And when we both sell to the same customer, if you think about from a logistical-operational point of view, our customers have a lot more need than simply a company who offers five, six or seven products. If they go solely with a brand pharmaceutical company and take their generic or their authorized generic from their generic division and just simply play that game and price, how are they going to get the other 130 products that they need on their shelf without respecting a generic player who is set up to distribute high volumes of a very large product portfolio? It’s simply — logistically, they can’t compete with us on a long-term basis. I believe that too is a fade. Unless, of course, they’re going to have the I-don’t-care or the scorched-earth. So all this will work itself out; and it’s just another dynamic in the wonderful world of generics. Eddy?

Ed Borkowski: There are — there are no real underlying issues with our receivables other than the fact that the decline in sales affects that calculation. There were no other, you know, terms or anything else that are, that have been extended or changed other than our normal course.

Relative to cap ex, we had about $19 million in the quarter. I think we had given, we are still tracking for the year between $110 and $120 million.

Operator: We’ll take our next question from Jessica Dickerman, Harvest Management.

Morgan Rutland: Hi, it’s actually Morgan Rutland for Jessica. I just, I wanted to touch on something that you said, and I wanted to make sure I understand. You said you — you know — you have a very good relationship. You’re working very closely with the King people. But I juxtaposed that with the two press releases — which I mean — I think to say — that it seemed like a shock to have Mylan put it at the top of its release, you know, that the deal could be in severe jeopardy. And I guess secondly, even as recently as yesterday, I think that you had representatives out there scheduling or talking about the road show that was scheduled to start on November 1st. So, when exactly did this change occur? And how exactly did it come to pass that in such a very short period of time, it went from having the meeting to not having the meeting?

Robert Coury: Well, first of all, thank you very much for your question. It should — I think what your question is, really self-evident in terms of — I think it was only the day before we just announced on November 1st, we even sent out invitations to have the November 1st road show being. So you can only imagine, — it’s only I think, 48 hours or less than 48 hours, we’re now saying that we need to postpone that. This information was just brought to our attention, and I believe it — I don’t think, you know, I can’t speak for King exactly when it was brought to their attention. I’m sure they might have been working on this with their outside auditors, but we feel very strongly that the appropriate thing to do is to evaluate the information when and as it’s given to us, and we will continue to do so. I mean I think it was David Maris who put out a report — and I won’t get into all the misrepresentations of that report — but I will say that he has stated very, very clearly that, what I stated. And what I stated to many, many other people is that we will only simply do the right thing. We are not wedded to any inventory. We are not married to any particular deal except simply doing the right thing. We will call the shots as we see it. And I believe he stated in there — as I told everybody — if there is anything in this transaction that jeopardizes our shareholders in any way, we simply will — I’ll take the appropriate action to deal with it.

Anybody, you’ve all been around me long enough to know our resolve of simply calling the shots as we see it. That’s always been Mylan. And we believe strongly that this transaction represents, truly represents what is in the best interest of the Mylan shareholder. We are committed to go forward unless, you know, otherwise, you know, unless information otherwise tells us otherwise. So I don’t think there’s anything inconsistent, and I felt — given this information and given the timing of it — it was only appropriate to deal with it head-up, as we do with everything else, right in the front of our press release, to make sure, since we’ve just put out those invitations.

Operator: Mitch Lester of Lester Brothers Capital has our next question.

Mitch Lester: Yes, one question. You were very prominent in questioning Mr. Icahn’s analytical abilities of the Pharma industry, in light of King’s announcement today, have you reassessed his skills of that matter?

Robert Coury: I think, you know, again, Mr. Icahn is a passive investor, and he is on the outside. He clearly, clearly does not understand this business or this industry. I think that he is, has demonstrated that clearly that I believe his interests are not aligned with the Mylan shareholder. This is an individual that, you know, talks about a dog, talks about over paying, talks about dilution, but you know, he’s also an individual that did not need to take $5 of dilution, let alone $500 million of dilution because he only started buying Mylan after the transaction was announced. So, how could anyone perceive themselves to have any credibility when they can — you know — come out and talk publicly about all the things that are wrong, but jeopardize $500 million on whether or not a vote goes his way or not? And then in his proxy statement not to offer anything else, nothing except to disclose that there is a short position in King, which in our view he tried to diminimize by saying that it’s really not that much compared to my Mylan investment when the homework and intelligence we’ve gotten, that little nothing was, represents 80 percent of the total King short position.

So, you know, we have asked Mr. Icahn to disclose fully, as we asked others, the board of directors needs to protect shareholders. The board needs to make assessments, and it cannot make assessments unless people give full and fair disclosure. As you all know, the board is well positioned, the company is well positioned to protect its shareholders and we are very much looking forward to Mr. Icahn’s answers to the questions posed before him.

Operator: Next up we have Luca Ippolito, Chesapeake Partners.

Luca Ippolito: Thank you. Most of my questions have been asked. I did want to follow up on one point though. It seems to me that — the point being what’s changed — it seems to me that between the proxy and the merger agreement and King’s 10-Ks and 10-Qs, all these — none of these issues are new or a surprise.

Robert Coury: That is exactly correct.

Luca Ippolito: So I’m kind of — so I’m confused on that point. Is there something that’s come to your attention in the last 24 or 36, 48 hours that is new or different?

Robert Coury: Well, the way I would explain it to you is that we specifically — I think that the whole term of restatement — the quantification of restatement, what does that mean? What is the magnitude, how does it affect other things? Again, we were very, very, very diligent in assessing the valuation of King. And, you know, we got very comfortable with the issues that we looked at, the disclosures that were made, this issue here we certainly obviously were not shocked that this potential could occur because we would have otherwise not addressed it in our merger agreement as a separate issue outside of the normal material adverse event.

That is why I want to understand more about what is the quantification, what are we talking about. I believe it — I believe the little that I was told up to this point — but I’m waiting to get more involved — that this is an issue that once again goes back to all of the prior issues they had, and I want to make sure that that is the case because — you know — and I want to make sure that the current assets, as a result of this restatement, are not hindered in any way, because the great majority of value that we place on King are the assets that we will be able to work with and grow going forward. And as long as those assets — you know — aren’t — as long as we feel that they’re not hindered in any way — one — and two, I need to understand any additional liability assessment as a result of this restatement, so that I can take that into consideration and that the Mylan shareholder is fairly represented. And once again, we can be assured that the Mylan shareholder is getting the value that we expect them to get from our due diligence.

Operator: And our final question today will come from Drew Figdorf, Tiedemann.

Drew Figdorf: Yes, maybe you could just clarify for me a little bit — if I understand what little about this issue is that this was about a charge that was already taken and whether it was a LIFO-FIFO question. So can you — is that characterization correct? And if not so, can you shed any more light on it?

Robert Coury: I think, I think it would be entirely inappropriate of me to try to speak for King — know exactly — what this issue exactly is when — again, I have myself requested, just in the last 12 to 18 hours, our own questions around what this is. And I would prefer that King — when they’re ready and they’re prepared to deal with this matter with the public and deal with us for who we are and what we represent, in terms of the merger agreement that we have. And I just don’t think it’s appropriate that I go any further until I get more information.

Drew Figdorf: Let me just try one more time a little differently. Is this about — currently as you understand it — about charges that have already been taken or can it impact the future?

Robert Coury: I truly believe at this time this is truly about the past more so. I don’t believe — I don’t believe that this is — at least it hasn’t been represented to me — but again, I feel very — I’m very — I did not want to take a position until, again, I have all the information. But to be respectful to your question, I can tell you that so far, everything that I heard this — has to do with more of the past rather than the future.

Operator: And that does conclude our question-and-answer session for today. At this time, I’ll turn things back over to our speakers for any additional or closing remarks.

Patricia Sunseri: We want to thank everybody for joining us on this call. We hope you have a good day.

Operator: And that does conclude today’s conference. We would like to thank you all for your participation. Have a great day, and you may now disconnect.

END

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Additional Information About the Merger and Where To Find It:

In connection with the proposed merger of a wholly-owned subsidiary of Mylan with and into King (the “Merger”), Mylan and King filed with the SEC on September 3, 2004, a joint proxy statement/prospectus on Form S-4 that contains important information about the Merger. These materials are not yet final and will be amended. Investors and security holders of Mylan and King are urged to read the joint proxy statement/prospectus filed, and any other relevant materials filed by Mylan or King because they contain, or will contain, important information about Mylan, King and the Merger. The preliminary materials filed on September 3, 2004, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Mylan or King with the SEC, may be obtained for free at the

SEC’s website at www.sec.gov. Investors and shareholders of Mylan and King may also read and copy any reports, statements and other information filed by Mylan and King with the SEC at the SEC public reference room at 450 Fifth Street, N.W. Room 1200, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. In addition, the documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention: Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317, or from Mylan’s website at www.mylan.com. The documents filed with the SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals, Inc., Attn: Corporate Affairs, 501 Fifth Street, Bristol, TN 37620, or from King’s website at www.kingpharm.com . Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed transaction.

Mylan, King and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Mylan and King in favor of the acquisition. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of Mylan, King and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition, which is included in the Registration Statement on Form S-4 filed by Mylan with the SEC on September 3, 2004.

Mylan, King and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Mylan and King in favor of the acquisition. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004, and in press releases and Forms 3 and 4 for executive officers who have since joined Mylan. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003, and in press releases, Forms 3 and 4 and Current Reports on Form 8-K for directors and executive officers who have since joined, or departed from, King. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mylan, King and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

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